UNITED STATES
                        SECURITIES AND EXCHANGE COMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                         Commission file number: 0-19848

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Fossil, Inc. Savings and Retirement Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Fossil, Inc.
                               2280 N. Greenville
                             Richardson, Texas 75082

                              REQUIRED INFORMATION
                              --------------------

         The following financial statements shall be furnished for the plan:

         1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

         2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

         3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-6A-05).

         4. In lieu of the requirements of Item 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

         Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN
                    ----------------------------------------

               Financial Statements as of and for the Years Ended
                December 31, 1999 and 1998, Supplemental Schedule
                          as of December 31, 1999, and
                          Independent Auditors' Report


                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                                                                                                        Page
                                                                                                        ----
Independent Auditors' Report                                                                              2

Financial Statements:

   Statements of Net Assets Available for
   Benefits as of December 31, 1999 and 1998                                                              3

   Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 1999 and 1998                                                4

   Notes to Financial Statements                                                                          5 - 8

Supplemental Schedule:

   Schedule of Assets Held for Investment
   Purposes at End of Year December 31, 1999                                                              9

Independent Auditors' Consent                                                                             10

INDEPENDENT AUDITORS' REPORT

To the Advisory Committee
    Fossil, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental schedule is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------

Dallas, Texas
June 16, 2000


                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                            December 31,     December 31,
                                                                              1999               1998
                                                                         ----------------   ---------------
ASSETS

Investments, at Fair Value:
    Fidelity Mutual Funds:
      Retirement Government Money Market Fund                                   $148,906          $129,794
      Intermediate Bond Fund                                                     229,556           197,499
      Growth and Income Fund                                                   2,158,888         1,758,935
      Blue Chip Growth Fund                                                    2,522,752         1,828,337
    Fossil, Inc. Common Stock                                                    867,766           661,509
                                                                         ----------------   ---------------
      Total Investments                                                        5,927,868         4,576,074
                                                                         ----------------   ---------------

Cash                                                                              98,047            68,045
Receivable Due from Fossil Partners, L.P.                                            676            15,723
                                                                         ----------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                             $6,026,591        $4,659,842
                                                                         ================   ===============



See notes to financial statements.



                                     FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                            1999             1998
                                                                                        ------------     ------------
Net Assets Available for Benefits,
   Beginning of Year                                                                      $4,659,842       $2,934,493

Additions:
   Investment Income:
    Net Appreciation in Fair Value of
     Investments                                                                             806,086          984,701
    Interest and Dividends                                                                    44,249           39,915
                                                                                         ------------     ------------
     Total Investment Income                                                                 850,335        1,024,616
                                                                                         ------------     ------------

Rollovers and Contributions:
   Rollover Transfers                                                                         73,278           43,317
   Contributions:
    Employer                                                                                 209,049          191,115
    Employee                                                                                 666,289          612,937
                                                                                         ------------     ------------
     Total Contributions                                                                     875,338          804,052
                                                                                         ------------     ------------

          Total Additions                                                                  1,798,951        1,871,985
                                                                                         ------------     ------------

Deductions:
   Benefits Paid                                                                             432,202          146,247
   Transfers Within Funds/Forfeitures Released                                                   -                389
                                                                                         ------------     ------------

          Total Deductions                                                                   432,202          146,636
                                                                                         ------------     ------------

Net Increase in Net Assets Available for
  Benefits                                                                                 1,366,749        1,725,349
                                                                                         ------------     ------------

Net Assets Available for Benefits,
   End of Year                                                                            $6,026,591       $4,659,842
                                                                                         ============     ============



See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Fossil, Inc. Savings and Retirement Plan (the "Plan"), sponsored by Fossil, Inc. ("Fossil" or the "Employer"), are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments during the year. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid by Fossil.

Payment of Benefits:   Benefits are recorded when paid.

Reclassifications: Certain prior year amounts have been reclassified for consistency purposes.

By-Fund Information: The Plan has adopted Statement of Position 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other
Disclosure Matters, which changes the required disclosures for plans with participant-directed investment programs. As a result, the by-fund disclosures of participant-directed investment programs are not presented.

NOTE 2 - DESCRIPTION OF PLAN

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Organization, Amendments, and General Provisions: The Plan is a defined contribution plan covering eligible employees of eligible United States Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil Partners, L. P., a Fossil, Inc. affiliate.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting: The Plan is qualified under Section 401(k) of the Internal Revenue Code (the "Code"). Employees are eligible to make contributions, after having been employed by Fossil for at least 12 months, from amounts subject to federal income tax and such amounts are characterized as salary deferral contributions by Fossil. The maximum salary deferral contribution per year is the lesser of 15% of gross pay or, according to the Code, $10,000. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal. Fossil generally makes a matching contribution at the rate of 50% of the first 3% of the participant's salary deferral contribution and 25% on the next 3% thereof. Fossil may also make additional profit sharing contributions at the discretion of the Plan's Advisory Committee. No such additional discretionary contributions were made for 1999 or 1998. Vesting in salary deferral contributions is 100%. Vesting in matching contributions is 20% per year of service. An employee is credited with a year of service when 1000 actual hours of service have been attained during a plan year (the 12 consecutive month period ending December 31).

Currently, participants can elect to have their contributions invested in any of several investment options which are described in Note 3. The participants can change elections and can also reallocate those funds already invested between available investment options effective at the beginning of each calendar quarter. The Plan also allows rollover transfers from other qualified plans. The Plan limits the participant's purchase of Fossil Common Stock to a maximum of 25% of salary deferral contributions. In the case of a transfer reallocation within the Plan or a rollover transfer into the Plan, there is a maximum of 25% of the participant's total balance that may be allocated to Fossil Common Stock.

In addition, hardship withdrawals are permitted for certain expenses including medical expense, tuition expenses, funeral expenses, purchase of a primary residence, needs to prevent eviction from principal residence, and needs arising from a participant's disability.

Forfeitures of non-vested employer contribution account balances are generally calculated each year for the remaining participants based upon the participant's compensation for the Plan year, and then reallocated to the participant's individual fund balances based upon the quarter-ending balance in their respective account at the time of reallocation.

Distribution of Benefits: Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 65, a participant, while employed, may make a withdrawal from his salary contributions account in the event that the participant has an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.

Distributions of vested benefits under the Plan are paid to the participant or a beneficiary in the form of a lump sum or partial distribution.

Any withdrawals from the Plan will generally be subject to federal income tax. Taxes may be postponed by "rolling over" the proceeds to an individual retirement plan or to another qualified plan. An additional 10% excise tax may be imposed on the taxable portion of distributions and withdrawals before attaining age 65. The additional tax is not imposed for distributions made pursuant to death, disability, termination of employment after age 59 1/2, a qualified domestic relations order, and other reasons enumerated in the Code.

Amendment or Termination: Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan.

NOTE 3 - PLAN INVESTMENTS

The Plan's investments are held by Fidelity Investments (several of Fidelity's mutual funds) after being transferred from Fidelity Institutional Retirement Services Company (also, several of Fidelity's mutual funds) in November of 1998, and by Southwest Securities (Fossil Common Stock). The initial purchase of Fossil Common Stock by the Plan was through a stock issuance by Fossil and is in the Plan's name and on record at Southwest Securities.

Fidelity Retirement Government Money Market Fund: This fund is a money market fund that seeks as high a level of current income that is consistent with the preservation of capital and liquidity by investing in obligations of the U.S. government and its agencies.

Fidelity Intermediate Bond Fund: This fund is a fund that seeks a high level of income by investing in high quality, fixed income obligations with a dollar weighted average portfolio maturing in three to five years.

Fidelity Growth and Income Fund: This fund is a fund that seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk by investing in securities of companies that offer growth of earnings potential while paying current dividends. The fund invests in any combination of common stock, convertible securities, preferred stock, and corporate bonds. Securities may be of foreign or domestic issuers.

Fidelity Blue Chip Growth Fund: This fund is a fund that seeks growth of capital over the long term by investing primarily in a diversified portfolio of common stocks of well known and established companies with at least 65% of these securities issued by "blue chip" companies.

Fossil Common Stock: This fund is a liquidity fund that invests in the common stock of Fossil, Inc.


The following table details the net change in fair value by type of investment (including investments bought, sold, and held during the year):


                                                                                   Year Ended       Year Ended
                                                                                  December 31,     December 31,
                                                                                     1999              1998
                                                                               -----------------  ----------------
Fidelity Mutual Funds                                                                  $637,722          $754,531
Fossil, Inc. Common Stock                                                               168,364           230,170
                                                                               -----------------  ----------------
    Net Appreciation in Fair Value of Investments                                      $806,086          $984,701
                                                                               =================  ================

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated July 23, 1994, that the Plan qualifies under section 401(a) of the Code of 1986, as amended, and is exempt from federal income tax under section 501(a) thereof.

The Plan has been amended since receiving the last determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Elective contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and net profit from the sale of securities need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                 December 31,      December 31,
                                                                                     1999              1998
                                                                               ----------------- -----------------
Net Assets Available for Benefits per the Financial Statements                       $6,026,591        $4,659,842
Less - Amounts Allocated to Withdrawing Participants                                     15,890            36,055
                                                                               ----------------- -----------------
    Net Assets Available for Benefits per the Form 5500                              $6,010,701        $4,623,787
                                                                               ================= =================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                                    Year Ended
                                                                                                   December 31,
                                                                                                       1999
                                                                                                 -----------------
Benefits Paid to Participants per the Financial Statements                                               $432,202
Add - Amounts Allocated to Withdrawing Participants at December 31, 1999                                   15,890
Less - Amounts Allocated to Withdrawing Participants at December 31, 1998                                (36,055)
                                                                                                 -----------------
    Benefits Paid to Participants per the Form 5500                                                      $412,037
                                                                                                 =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 6 - SUBSEQUENT EVENT

Effective January 1, 2000, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") became the Plan Administrator and all existing Fidelity funds were liquidated and moved into like-kind Merrill Lynch funds and Fossil common stock. The Plan's investments are currently held in Fossil common stock or the following Merrill Lynch funds: AIM Small Cap Growth Fund Class A, Alliance Premier Growth Class A, Black Rock Managed Income Portfolio Class A, Fidelity Advisor Equity Growth Fund Class T, Fidelity Advisor Overseas Fund Class T, Merrill Lynch Basic Value Fund Class D, Merrill Lynch Preservation Trust (D), Merrill Lynch S & P 500 Index Fund Class A and Oppenheimer Quest Balance Value Class A. In addition, participants may elect to utilize a Goal Manager Model (the "Model") to assist them in allocating their investments among the various Merrill Lynch funds. The Model selections are made from one or more of the above funds that are designated as either conservative, moderate, or aggressive. Only one of the Models may be selected but the percentage allocation may be less than 100%.


                                     FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                               DECEMBER 31, 1999

                                                                                                                  (e) Current
 (a)  (b) Identity of Issue         (c) Description of Investment                             (d) Cost               Value
 ---  ---------------------         -----------------------------------------------      -------------------    -----------------
  *   Fidelity Mutual                Retirement Government Money Market Fund                       $148,906             $148,906
  *   Fidelity Mutual                Intermediate Bond Fund                                         239,223              229,556
  *   Fidelity Mutual                Growth and Income Fund                                       2,042,858            2,158,888
  *   Fidelity Mutual                Blue Chip Growth Fund                                        2,018,731            2,522,752
  *   Fossil, Inc.                   Common Stock, $0.01 Par                                        275,810              867,766
                                                                                         -------------------    -----------------
          Total Investments                                                                      $4,725,528           $5,927,868
                                                                                         ===================    =================

   *   Party-in-Interest.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65980 on Form S-8, Registration Statement No. 33-77526 on Form S-8 and the Post-Effective Amendment No. 1 thereto and Registration Statement No. 333-70477 on Form S-8 of our report dated June 16, 2000, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 1999.



/s/     Deloitte & Touche, LLP
------------------------------
Dallas, Texas
June 28, 2000

                                   SIGNATURES

         The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the Advisory Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on June 28, 2000.

                               FOSSIL, INC. SAVINGS AND RETIREMENT PLAN


                               /s/ Randy S. Kercho
                               -------------------------------------------------
                               Randy S. Kercho, Member of the Advisory Committee

         Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Advisory Committee of the Fossil, Inc. Savings and Retirement Plan and on the dates indicated.

Signature                                                     Date

/s/ Randy S. Kercho                                           June 28, 2000
------------------------------------
Randy S. Kercho

/s/ Dave Morgan                                               June 28, 2000
------------------------------------
Dave Morgan

/s/ Michael W. Barnes                                         June 28, 2000
------------------------------------
Michael W. Barnes

                                  Exhibit Index

Exhibit
Number                                  Document Description
-------                                 --------------------

23(b)                     Consent of Deloitte & Touche (as contained on page 10)